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E. William Bates, II Direct Dial: 212-556-2240 Direct Fax: 212-556-2222 wbates@kslaw.com

April 27, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Embarq Corporation
Amendment No. 2 to Form 10
Filed April 10, 2006
File No. 01-32732

Amendment No. 2 to Form S-1
Filed April 14, 2006
File No. 333-131747

Ladies and Gentlemen:

On behalf of Embarq Corporation (“Embarq”), we are delivering with this letter for filing under the Securities Exchange Act of 1934, as amended, the following:

•	Amendment No. 3 (the “Third Amendment”) to the Form 10 (File No. 01-32732) (the “Form 10”), together with exhibits thereto (which is also being transmitted by EDGAR); and

•	the Third Amendment, without exhibits, marked to show changes from Amendment No. 2 (the “Second Amendment”) to the Form 10 filed with the SEC on April 10, 2006.

Embarq has received the Staff’s comments relating to the Second Amendment contained in the Staff’s letter of April 21, 2006. In addition, this letter and the Third Amendment, where appropriate, also respond to questions raised during our discussions with the Staff. The Form 10 initially was filed with the SEC on

Securities and Exchange Commission

January 23, 2006. In accordance with the Staff’s request, this letter includes each of the Staff’s comments from its aforementioned letter and Embarq’s response to each of the Staff’s comments. Unless otherwise noted, the page references included in our responses are to the Third Amendment.

Amendment No. 2 to Form 10

Exhibit 99.1 Information Statement

The Spin-Off, page 27

Background, page 27

Staff’s Comment 1: We note your response to our prior comment eleven, particularly your statements in your response letter that “[t]he $6.6 billion in cash and senior notes being transferred from Embarq to Sprint Nextel does not reflect an analysis of the value of the Embarq assets or business” and that “the debt is being incurred because Embarq is not assuming any debt that Sprint Capital has previously incurred.” Please include this disclosure in the information statement, including the amount of the debt that Sprint Capital previously incurred. Also explain why the Sprint Nextel board did not consider the value of the assets being transferred in determining the amount of consideration Embarq is paying for the assets.

Response: We have made the disclosure as requested on page 27. We have also indicated that the cash and senior notes to be transferred from Embarq to Sprint Nextel will in turn be transferred by Sprint Nextel to its finance subsidiary (Sprint Capital). We have also indicated that the finance subsidiary will utilize the cash and any proceeds of the resale by it of the senior notes ultimately to reduce Sprint Nextel’s consolidated indebtedness. Please see page 28.

Unaudited Pro Forma Combined Financial Information, page 34

Notes to Pro Forma Combined Financial Information, page 42

Staff’s Comment 2: Please refer to prior comment number 23. Disclose why Embarq will have two different federal tax rates. If the two different tax rates are attributable only to state tax differences, please disclose that.

Response: We have made the disclosure as requested on page 43.

Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trend Analysis

Staff’s Comment 3: Please refer to prior comment 27. We continue to believe that a summarization of the data previously requested in a tabular format showing estimated amounts would be meaningful to shareholders and investors. The following items were previously requested to be included in the tabular trend analysis that shows the impact on future operations and financial condition of your operations as a stand alone entity with reductions in revenue from core business, increased operating costs as a stand alone company, increased debt service, new agreements with Sprint Nextel that will replace that your current intercompany revenue and expenses, anticipation that the number of your employees will increase from 14,500 (with 7,000 covered by collective bargaining agreements to 20,000 (number covered by collective bargaining agreements is not disclosed) as well as other relevant items. If certain agreements with Sprint Nextel can be terminated as of a certain date, assume the termination of the agreement as of that date and disclose your assumptions.

Response: In response to the Staff’s comment, we have modified our disclosure and have set forth in a tabular format, as requested, those factors that we believe will impact our estimated 2006 income from continuing operations before income taxes. Please see page 46. The table does not include information regarding the impact of capital expenditures or dividend payments, which is included in bullet point format because such amounts do not affect income from continuing operations before income taxes. We note that the amounts for interest expense and capital expenditures, which result from the spin-off, are reflected in the cash sources and uses table on page 63. As previously noted, the costs associated with the increase in Embarq employees are included within the amount shown for establishing our corporate support functions. With respect to the commercial service agreements between Sprint Nextel and Embarq, only the MVNO Agreement is expected to have a material impact on Embarq’s income from continuing operations before income taxes, and a termination of the MVNO Agreement in the early years would actually increase income from continuing operations before income taxes because customer acquisition costs in the early years are anticipated to exceed the wireless revenues attributable to such customers. We have also revised the pro forma balance sheet to reflect the effect of non-recurring separation related expenses. Please see page 41.

Staff’s Comment 4: Please refer to prior comment 28. Please expand your disclosure on page 62 to include nonrecurring sources and uses of cash for future periods in a tabular format. Discuss how any cash shortfall resulting from both recurring and nonrecurring items will be resolved.

Response: We have made the disclosure as requested on page 63.

Securities and Exchange Commission

Exhibits

Staff’s Comment 5: As part of your response to our prior comment 32, you state that “[w]hile the transition services being provided by the parties in the aggregate might be material, [you] do not believe the more than 140 individual schedules and exhibits setting forth individual services are material to an investor’s understanding of neither the spin-off nor the agreements.” Yet, without the schedules and exhibits, it is not apparent how the agreements differ or what services they concern. Furthermore, the schedules and exhibits are specifically made a part of the agreements. Unlike Item 601(b)(2), there is no provision in Item 601(b)(10) to omit schedules or exhibits to agreements, Rather, material contracts must be filed in their entirety. Therefore, please file the transition services agreements in their entirety.

Response: In response to the Staff’s comment and based on discussions with the Staff, we have refiled the transition services agreements (together with an exhibit that lists and summarizes the services to be provided by Embarq or Sprint Nextel, as applicable) under Item 601(b)(2) of Regulation S-K. Please see Exhibits 2.2 and 2.3. We have also refiled as Item 2 exhibits the other previously filed Item 10 exhibits that relate to the spin-off.

Staff’s Comment 6: Please file the trademark license and software and proprietary information agreements that you describe on page 109, or tell us why you believe they are not required to he filed under Item 601 of Regulation S-K.

Response: We have filed both agreements as exhibits to the Third Amendment. Please see Exhibits 2.7 and 2.8.

Exhibit 12.1

Staff’s Comment 7: In (1), you disclose that the ratios of earnings to fixed charges were computed after certain adjustments to earnings. Please disclose the nature and amount of those adjustments.

Response: We have made the disclosure as requested within Exhibit 12.1.

Securities and Exchange Commission

Amendment No. 2 to Form S-1

Staff’s Comment 8: To the extent applicable, revise to comply with the comments above.

Response: We will revise Amendment No. 2 to the Form S-1 to conform, where applicable, to the Third Amendment once the Form 10 review process is complete.

Staff’s Comment 9: Please file Exhibit 12 with your next amendment.

Response: We will file Exhibit 12 with Amendment No. 3 to the Form S-1 once the Form 10 review process is complete.

* * * * *

Securities and Exchange Commission

We trust that the foregoing is responsive to the Staff’s comments. As we have previously noted for the Staff, the timing of the spin-off transaction is dependent upon the Staff’s completion of its review. We have attempted to respond promptly and as completely as possible to the Staff’s comments and believe that, based upon our discussions with the Staff, all of the Staff’s comments have been resolved. Should you have any additional questions, please do not hesitate to contact the undersigned directly at 212-556-2240 or Ms. Clair Fitzgerald at 212-556-2359.

Thank you for your assistance.

Very truly yours,

/s/ E. William Bates, II

E. William Bates, II

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cc:	Ms. Cheryl Grant, Staff Attorney
Ms. Kathleen Krebs, Special Counsel

    United States Securities and Exchange Commission

Mr. Thomas A. Gerke
Ms. Claudia S. Toussaint

    Embarq Corporation